Scott E. Brucker
Direct Phone 215-665-3710
Direct Fax     215-701-2410
sbrucker@cozen.com

March 21, 2011

VIA EDGAR Philip Rothenberg, Esquire Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Workstream Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 3, 2011
Form 10-K for the Fiscal Year Ended May 31, 2010
Form 10-Q for the Quarters Ended August 31 and November 30, 2010 File No. 001-15503

Dear Mr. Rothenberg:

On behalf of Workstream Inc. (the “Company”), we are hereby responding to the comments of the Securities and Exchange Commission (the “Commission”) staff as set forth in  your letter dated March 11, 2011.

For your convenience, we have repeated each comment prior to the response in italics, and the comments and responses have been numbered to correspond to the comments as numbered in the comment letter.

Proposal 4—Reverse Stock Split Amendment, page 16

1. We note that the table on page 18 shows certain effects of the reverse stock split if it were effected as of February 7, 2011.  Please additionally disclose, in tabular format, the number of shares of the company’s common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the reverse stock split.  Additionally, please ensure that the

Philip Rothenberg, Esq.
March 21, 2011

number of common shares reserved for issuance under your Amended and Restated 2002 Stock Option Plan, and any other shares that may be reserved for issuance, are reflected in the table.

As we discussed, the Company was incorporated under, and is governed by, the corporate laws of Canada.  Under such laws, the Company is not required to specify the number of shares it is authorized to issue but instead is authorized to issue an unlimited number of shares unless otherwise restricted by its charter.  The Company’s charter does not so restrict the number of shares, either common or preferred, that may be issued by the Company.  Accordingly, the Company is authorized to issue an unlimited number of shares.  This fact has been disclosed by the Company in the Proxy Statement under the heading “Authorized Capital, Voting Shares and Principal Holders Thereof” on page 3 of the Proxy Statement.  As the Company has an unlimited number of authorized shares, the Company does not believe that any additional disclosure in the table is appropriate.  However, in order to make clear that the reverse stock split will not affect the Company’s ability to issue an unlimited number of shares, the Company has included the following language at the end of the paragraph that follows the table on page 18:

“Under Canadian law and our charter, we are authorized to issue an unlimited number of common shares, Class A Preferred Shares and Series A Convertible Preferred Shares.  The reverse stock split will not affect our ability to continue to issue an unlimited number of such shares.”

With respect to the staff’s comment requesting that the Company include in the table on page 18 the number of shares reserved for issuance under the Company’s 2002 Amended and Restated Stock Option Plan (the “Plan”) and other shares that may be reserved for issuance, we call your attention to the second row of the table, which is labeled “Common Shares issuable on exercise of options and warrants and the issuance of RSUs.”  This row of the table already includes the information the staff is requesting be reflected as it includes options and RSUs issued under the Plan and shares issuable upon the exercise of warrants, which are the only other shares that have been reserved for issuance by the Company.  In addition, as we discussed, the disclosure contained at the end of the first paragraph under Proposal 5 of the Proxy Statement makes clear the fact that the shares reserved for issuance under the Plan will be reduced upon effectiveness of the reverse stock split.  Accordingly, we believe that no additional disclosure is required in the table or other portions of the Proxy Statement with regard to the treatment of shares reserved for issuance under the Plan or upon the exercise of warrants.

2.  Since it does not appear that you are undertaking to reduce the number of shares in connection with the reverse stock split, please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.  If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

As described above, the Company is authorized to issue an unlimited number of common shares, and such ability will not be affected by the effectuation of a reverse stock split.  As a result, a reverse stock split, if effectuated, would in no way affect the

Philip Rothenberg, Esq.
March 21, 2011

Company’s ability to issue shares for any purpose, including future acquisitions and/or financings, as the reverse stock split would not result in additional shares becoming newly available to the Company.  Accordingly, the Company does not believe that the disclosure requested in the staff’s comment is appropriate.

Form 10-K for the fiscal year ended May 31, 2010

Item 9A(T). Controls and Procedures, page 72

3. It does not appear that you have disclosed the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures.  In this regard, we note that your disclosure combines the required disclosures regarding disclosure controls and procedures pursuant to Item 307 of Regulation S-K and the required disclosures regarding internal control over financial reporting pursuant to Item 308T of Regulation S-K without adequately providing all of the required disclosures.  Therefore, please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.  Please refer to Item 307 of Regulation S-K.  Please note that you are required to include the certifications required by Rule 13a-14(a) and 15d-14(a) with your amendment.  You may omit portions of the certifications in accordance with our Exchange Act Rules Compliance and Disclosure Interpretation Question 161.01, available on our website.  This comment also applies to your Forms 10-Q for the fiscal quarters ended August 31 and November 30, 2010, which must also be amended.

The Company agrees that it will undertake to revise the disclosure contained in Item 9A(T) of its Form 10-K for the fiscal year ended May 31, 2010 (the “Annual Report”) and Item 4 of its Form 10-Q for each of the first and second fiscal quarters of fiscal year 2011 (each, a “Quarterly Report”) as requested by filing amendments to the Annual Report and each Quarterly Report with the Commission as promptly as possible.  Each such filing will contain the various certifications that are required to be included with such filing.

General

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Philip Rothenberg, Esq.
March 21, 2011

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact me at (215) 665-3710.

Sincerely,

COZEN O’CONNOR

/s/ Scott Brucker

BY:  SCOTT E. BRUCKER

cc:	John Long, Chief Executive Officer